Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached tender offer memorandum (the “Tender Offer Memorandum”), whether received by email or otherwise received as a result of electronic communication and you are therefore required to read this disclaimer carefully before reading, accessing or making any other use of this Tender Offer Memorandum. In reading, accessing or making any other use of this Tender Offer Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them and any information you receive from VEON MidCo B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, with its registered address at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, its seat (statutaire zetel) in Amsterdam, The Netherlands and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 95883657 (the “Company”), Barclays Bank Ireland PLC and Citigroup Global Markets Europe AG (together, the “Dealer Managers”) and/or Citibank, N.A., London Branch (the “Information and Tender Agent”) at any time. Capitalised terms used but not otherwise defined in this disclaimer shall have the meaning given to them in this Tender Offer Memorandum.

Confirmation of your representation: You have been sent the attached Tender Offer Memorandum at your request on the basis that you have confirmed and are deemed to represent to the Company, the Dealer Managers and the Information and Tender Agent that: (i) you are a holder or a beneficial owner of the outstanding U.S.$1,013,973,000 3.375 per cent. Notes due 2027 issued by the Company and guaranteed by VEON Amsterdam B.V. (Regulation S Global Note ISIN: XS2824764521, Rule 144A Global Note ISIN: XS2824766146); (ii) you are not a person to whom it is unlawful to send the attached Tender Offer Memorandum or to make an invitation under the Tender Offer under applicable laws and regulations including the offer and distribution restrictions (see “Offer and Distribution Restrictions” in the attached Tender Offer Memorandum); (iii) you consent to delivery of this Tender Offer Memorandum by electronic transmission; (iv) the email address that you have given us and to which this Tender Offer Memorandum has been delivered is not located in any jurisdiction where such delivery is unlawful; and (v) you are not a Sanctions Restricted Person (as defined in this Tender Offer Memorandum). You are responsible for protecting against viruses and other destructive items. Your receipt of this electronic transmission is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Company, the Dealer Managers, the Information and Tender Agent or any person who controls, or is a director, officer, employee, agent or affiliate of, any such person accepts any liability or responsibility whatsoever in respect of any difference between this Tender Offer Memorandum distributed to you in electronic format and the hard copy version available to you on request from the Information and Tender Agent.

You are also reminded that this Tender Offer Memorandum has been sent to you on the basis that you are a person into whose possession this Tender Offer Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located or resident and you may not, nor are you authorised to, deliver this Tender Offer Memorandum to any other person. If you are not the addressee to whom this Tender Offer Memorandum has been delivered, please notify the sender immediately and destroy this Tender Offer Memorandum.

Any materials relating to the Tender Offer do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. If a jurisdiction requires the Tender Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or affiliate (as applicable) on behalf of the Company in such jurisdiction. No action that would permit a public offer has been or will be taken in any jurisdiction by the Dealer Managers or the Company.

This Tender Offer Memorandum has been issued by the Company and is being distributed only to existing holders of the Notes (the “Holders”) or other persons to whom it can lawfully be communicated (“relevant persons”). This Tender Offer Memorandum is only available to relevant persons and the transactions contemplated herein will be available only to, and engaged in only with, relevant persons, and this Tender Offer Memorandum must not be relied or acted upon by persons other than relevant persons.

For the avoidance of doubt, the invitation by the Company to Holders contained in this Tender Offer Memorandum is an invitation to treat by the Company and any references to any offer or invitation being made by the Company under or in respect of the Tender Offer (as defined in this Tender Offer Memorandum) shall be construed accordingly.

Restrictions: Nothing in this electronic transmission constitutes an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would be unlawful. The Notes which are the subject of the Tender Offer have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of the United States or any State thereof or the applicable laws of any other jurisdiction.

THIS TENDER OFFER MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THIS TENDER OFFER MEMORANDUM MAY ONLY BE DISTRIBUTED TO PERSONS TO WHOM IT IS OTHERWISE LAWFUL TO SEND THIS TENDER OFFER MEMORANDUM. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS TENDER OFFER MEMORANDUM IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THESE REQUIREMENTS MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

This Tender Offer Memorandum contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the action it should take, such Holder is recommended to immediately seek its own financial advice, including tax advice relating to the consequences resulting from the Tender Offer, from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Tender Offer Memorandum dated 18 May 2026

Invitation by

VEON MidCo B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (the “Company”), subject to the offer restrictions referred to in “Offer and Distribution Restrictions” below and upon the terms and subject to the conditions set forth in this Tender Offer Memorandum, including satisfaction of the New Financing Condition (as defined herein) and the Offer Conditions (as defined herein), invites holders (the “Holders”) of the outstanding U.S.$1,013,973,000 3.375 per cent. Notes due 2027 issued by the Company and guaranteed by VEON Amsterdam B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, with its registered address at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, its seat (statutaire zetel) in Amsterdam, The Netherlands and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Guarantor”) (Regulation S Global Note ISIN: XS2824764521, Rule 144A Global Note ISIN: XS2824766146) (the “Notes”) to tender such outstanding Notes for cash as further described herein (the “Tender Offer”). Subject to the terms of this Tender Offer Memorandum, the Company proposes to accept Notes validly tendered in an amount up to U.S.$750,000,000 in aggregate Purchase Price of the Notes, subject to adjustment as set out herein (the “Maximum Aggregate Purchase Price”). For the avoidance of doubt, the Maximum Aggregate Purchase Price excludes any accrued and unpaid interest (such interest will be paid in addition to the Purchase Price).

The Tender Offer is solely in respect of the Notes and, for the avoidance of doubt, does not apply to any outstanding U.S.$1,250,000,000 3.375 per cent. Notes due 2027 issued by VEON Holdings B.V. (Regulation S Global Note ISIN: XS2252958751, Rule 144A Global Note ISIN: US91823N2A05).

The Early Tender Deadline is 5:00 p.m. New York City time on 1 June 2026, unless such time and date is extended by the Company (such time and date, as the same may be extended, the “Early Tender Deadline”).

The Tender Offer will expire at 5:00 p.m. New York City time on 16 June 2026, unless extended (such time and date, as the same may be extended, the “Expiration Deadline”).

The deadlines set by intermediaries for the submission and withdrawal of instructions may be earlier than the relevant deadlines specified in this Tender Offer Memorandum.

Description of the Notes	ISIN	Outstanding Principal Amount of Notes as at the date of this Tender Offer Memorandum	Early Tender Offer Purchase Price (per U.S.$1,000 in principal amount of Notes accepted for purchase)	Tender Offer Purchase Price (per U.S.$1,000 in principal amount of Notes accepted for purchase)	Maximum Aggregate Purchase Price
U.S.$1,013,973,000 3.375 per cent. Notes due 2027	Regulation S Global Note ISIN XS2824764521 Rule 144A Global Note ISIN XS2824766146	U.S.$1,010,973,000	U.S.$987.50 (the “Early Tender Offer Purchase Price”)	U.S.$957.50 (the “Tender Offer Purchase Price” and, together with the Early Tender Offer Purchase Price, the “Purchase Price”)	Subject to adjustment as set out herein, U.S.$750,000,000 in aggregate Purchase Price of the Notes (excluding any accrued and unpaid interest)

The Early Tender Offer Purchase Price and the Tender Offer Purchase Price (each expressed as an amount per U.S.$1,000 in principal amount of Notes) are set forth above. In addition to the Early Tender Offer Purchase Price and the Tender Offer Purchase Price, the Company will pay the Accrued Interest Amount (as defined herein) as part of the consideration for the Notes accepted for purchase in the Tender Offer.

The Company will procure payment of the relevant accrued and unpaid interest in respect of the Notes on 25 May 2026 in accordance with the terms and conditions of the Notes and pursuant to the usual payment process in the ordinary course of business. Accordingly, for the purposes of the Tender Offer, the “Accrued Interest Amount” shall be the sum equivalent to accrued and unpaid interest, if any, in respect of the Notes from (and including) the interest payment date of 25 May 2026 up to (but not including) the relevant Settlement Date (as defined herein) and the Accrued Interest Amount shall be paid in accordance with the terms of this Tender Offer Memorandum.

Concurrently with the Tender Offer, the Company has announced its intention to issue, subject to market conditions, new notes (in one or more tranches) to be denominated in U.S. dollars and unconditionally and irrevocably guaranteed by the Guarantor (the “New Notes”). Following the pricing of the New Notes, the Company, at its sole discretion, may increase or decrease the Maximum Aggregate Purchase Price.

If the aggregate Purchase Price of Notes validly tendered at or prior to the Early Tender Deadline or the Expiration Deadline, as applicable, exceeds the Maximum Aggregate Purchase Price, then Notes may be accepted on a prorated basis. Such prorated acceptance will be calculated by the application of the Proration Factor (as defined herein), in the manner described herein. For the avoidance of doubt, Notes validly tendered at or prior to the Early Tender Deadline will be accepted in priority to all Notes validly tendered after the Early Tender Deadline but at or prior to the Expiration Deadline.

Holders that wish to subscribe for New Notes in addition to tendering Notes for purchase pursuant to the Tender Offer may, at the sole and absolute discretion of the Company, receive priority (the “New Notes Priority”) in the allocation of the New Notes, subject to the issue of the New Notes and such Holder making a separate application for the purchase of such New Notes to one of the Dealer Managers (in its capacity as a joint global coordinator of the issue of the New Notes) in accordance with the standard new issue procedures of such joint global coordinator prior to the pricing and allocation of the New Notes. The ability to purchase New Notes and receive the New Notes Priority is subject to all applicable securities laws and regulations in force in any relevant jurisdiction and the selling restrictions set out in the offering memorandum relating to the New Notes (the “Offering Memorandum”). For the avoidance of doubt, the Tender Offer is not an offer to sell or a solicitation of an offer to purchase the New Notes.

Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the Offering Memorandum, and no reliance is to be placed on any information other than that contained in the Offering Memorandum. Subject to compliance with all applicable securities laws and regulations, the Offering Memorandum will be available from the Dealer Managers (in their capacity as joint global coordinators of the issue of the New Notes) on request.

In order to be eligible for the New Notes Priority, a Holder will need to confirm to one of the Dealer Managers: (a) its holdings in the Notes; and (b) either its firm intention to tender Notes or confirmation of its tender instruction submission prior to the pricing and allocation of the New Notes. However, the Company is not obliged to allocate the New Notes to a Holder who has validly tendered or indicated intention to tender the Notes pursuant to the Tender Offer and any amount allocated may be more or less than the aggregate principal amount of Notes validly tendered or in respect of which intention to tender has been indicated by such Holder. Any allocation of the New Notes, while being considered by the Company as set out above, will be made in accordance with customary new issue allocation processes and procedures.

To request the New Notes Priority, a Holder should contact a Dealer Manager (in its capacity as a joint global coordinator of the issue of the New Notes) using the contact details included in this Tender Offer Memorandum.

No tenders of Notes will be valid if submitted and received by the Information and Tender Agent after the Expiration Deadline.

The Dealer Managers and the Information and Tender Agent (or their respective directors, officers, employees, agents or affiliates) have not separately verified the information contained herein or incorporated by reference herein and they make no representations or recommendations whatsoever regarding this Tender Offer Memorandum or the Tender Offer and they accept no liability or responsibility as to the accuracy or completeness of the information contained in this Tender Offer Memorandum or the Tender Offer.

DEALER MANAGERS

Barclays	Citigroup

THE TENDER OFFER WILL COMMENCE ON 18 MAY 2026. THE TENDER OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON 16 JUNE 2026 (THE “TENDER OFFER PERIOD”) (SUCH TIME AND DATE OF EXPIRY, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DEADLINE”), UNLESS IT IS AMENDED, EXTENDED, WITHDRAWN OR TERMINATED EARLIER AS DESCRIBED HEREIN.

Holders that validly tender (and do not validly withdraw) their Notes to (and which are received by) the Information and Tender Agent at or prior to the Early Tender Deadline, will receive the Early Tender Offer Purchase Price plus the Accrued Interest Amount on a date promptly after the Early Tender Deadline and is expected to be on or around 4 June 2026 (the “Early Settlement Date”). The aggregate principal amount of Notes tendered at or prior to the Early Tender Deadline, the Maximum Aggregate Purchase Price (if adjusted) and any applicable Proration Factor is expected to be announced on the day after the Early Tender Deadline (the “Early Results Announcement Date”).

Notes tendered prior to the Early Tender Deadline may be withdrawn at any time prior to 5:00 p.m. New York City time on 1 June 2026, unless extended by the Company (such time and date, as the same may be extended, the “Withdrawal Time”) but not thereafter.

Holders that tender their Notes after the Early Tender Deadline but at or prior to the Expiration Deadline will only be eligible to receive the Tender Offer Purchase Price plus the Accrued Interest Amount on a date promptly after the Expiration Deadline and is expected to be on or around 22 June 2026 (the “Final Settlement Date”, and each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”), unless the Tender Offer is amended, extended, withdrawn or terminated.

The final results of the Tender Offer and any applicable Proration Factor will be announced by the Company on or around 17 June 2026 (the “Final Results Announcement Date”).

No tenders of Notes received by the Information and Tender Agent after the Early Tender Deadline will be eligible for the Early Tender Offer Purchase Price. No tenders of Notes will be valid if received by the Information and Tender Agent after the Expiration Deadline.

Subject to applicable law (including Rule 14e-1 of Regulation 14E under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 14e-1”)), the Company may, in its sole discretion, extend, re-open, amend, waive in whole or in part any condition to, withdraw and/or terminate the Tender Offer as provided in this Tender Offer Memorandum. Additionally, subject to applicable law and in accordance with the conditions described herein, the Company reserves the right, in its sole and absolute discretion, not to accept any tenders of Notes.

Each Holder is solely responsible for making its own independent appraisal of all matters as such Holder deems appropriate.

Neither the Company nor the Guarantor has expressed any opinion with respect to the Tender Offer. None of the Company, the Guarantor, the Dealer Managers, the Information and Tender Agent or any of their respective affiliates makes any recommendation as to whether or not any Holder should tender its Notes pursuant to the Tender Offer. Each Holder must make its own decision as to whether or not to tender its Notes pursuant to the Tender Offer.

Each Holder is advised to check with any broker, dealer, bank, custodian, trust company or other nominee or other intermediary through which it holds Notes to confirm whether such intermediary needs to receive instructions from such Holder before the deadlines specified in this Tender Offer Memorandum in order for that Holder to be able to participate in, or revoke its instruction to participate in, the Tender Offer. The deadlines set by intermediaries for the submission and withdrawal of instructions may be earlier than the relevant deadlines specified in this Tender Offer Memorandum.

Holders should carefully consider all of the information in this Tender Offer Memorandum and, in particular, the information contained in “Risk Factors and Other Important Information” beginning on page 11 of this Tender Offer Memorandum before tendering any Notes.

Questions and requests for assistance in connection with: (i) the Tender Offer may be directed to the Dealer Managers; (ii) the New Notes Priority and/or allocation of the New Notes may be directed to the Dealer Managers (in their capacity as a joint global coordinator of the issue of the New Notes); and (iii) tendering Notes may be directed to the Information and Tender Agent, the contact details for each of which appear on the last page of this Tender Offer Memorandum.

The acceptance of Notes for purchase pursuant to the Tender Offer is subject to the satisfaction of the conditions to the Tender Offer. Please refer to “Tender Offer”.

The Company has been informed that there are no physical certificates in definitive form representing any Notes.

References herein to “U.S.$” and “U.S. dollars” are to United States dollars.

Notice to U.S. Holders (as defined herein)

Neither this Tender Offer Memorandum nor any related document has been filed with the United States Securities and Exchange Commission, nor has any such document been filed with or reviewed by any state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offer or any related documents, and it may be unlawful and a criminal offence to make any representation to the contrary.

The receipt of cash pursuant to the Tender Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable state and local, as well as non-U.S. and other tax laws. Each Holder is urged to consult its independent professional adviser immediately regarding the tax consequences of any acceptance of the Tender Offer.

It may be difficult for U.S. Holders to enforce their rights and claims arising out of the U.S. federal securities laws, since the Company is located in a country other than the United States and some or all of its officers and directors are residents of countries other than the United States. U.S. Holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgement.

i

THE TENDER OFFER

Rationale for the Tender Offer

The Tender Offer is being made in connection with the proposed issue of the New Notes as part of the Company’s ongoing management of its financing structure and indebtedness maturity profile, including the proactive management of upcoming debt maturities.

Tender Offer

The Company invites, in each case subject to the offer restrictions referred to in “Offer and Distribution Restrictions”, all Holders to tender their Notes for purchase by the Company for cash and, subject to certain conditions set out in this Tender Offer Memorandum, proposes to accept the Notes validly tendered (and in respect of Notes validly tendered at or prior to the Early Tender Deadline only, not validly withdrawn), subject to the Maximum Aggregate Purchase Price. Subject to applicable law, the Company expressly reserves the right, in its sole and absolute discretion, to purchase more or less than the Maximum Aggregate Purchase Price or not to accept any Notes for purchase pursuant to the Tender Offer.

The Maximum Aggregate Purchase Price is U.S.$750,000,000 but such amount may be increased or reduced in the Company’s sole discretion, subject to applicable law and regulation, in which case the amended Maximum Aggregate Purchase Price will be announced as soon as reasonably practicable following the decision by the Company to change the Maximum Aggregate Purchase Price. In particular, the Company may, at its sole discretion, increase or decrease the Maximum Aggregate Purchase Price following the pricing of the New Notes. For the avoidance of doubt, the Maximum Aggregate Purchase Price excludes any Accrued Interest Amount (such amount will be paid in addition to the Purchase Price).

If the aggregate Purchase Price of Notes validly tendered at or prior to the Early Tender Deadline or Expiration Deadline, as applicable, exceeds the Maximum Aggregate Purchase Price, then Notes may be accepted on a prorated basis. Such prorated acceptance will be calculated by the application of the Proration Factor, in the manner described herein. For the avoidance of doubt, Notes validly tendered at or prior to the Early Tender Deadline will be accepted in priority to all Notes validly tendered after the Early Tender Deadline but at or prior to the Expiration Deadline.

The Tender Offer is made on the terms and subject to the conditions set out in this Tender Offer Memorandum.

The acceptance of the Notes may be subject to proration as described herein.

Before making a decision whether to submit a tender instruction validly completed and submitted by or on behalf of a Holder constituting a binding offer to sell the Notes held by such Holder (a “Tender Instruction”), Holders should carefully consider all of the information contained in this Tender Offer Memorandum and, in particular, the risk factors described or referred to herein under “Risk Factors and Other Important Information”.

New Financing Condition

The Tender Offer is subject to the settlement, on or prior to the Early Settlement Date, of the New Notes (the conditions to any such issuance having been satisfied or waived to the Company’s and the Guarantor’s satisfaction), on terms and conditions and in an aggregate principal amount acceptable to the Company and the Guarantor in all respects in their sole discretion and determination (the “New Financing Condition”).

The Company will not be obliged to accept for purchase and/or pay for Notes validly tendered pursuant to the Tender Offer if the New Financing Condition shall not have been satisfied or waived on or prior to the Expiration Deadline.

Tender Offer Period

Each Holder may submit a Tender Instruction during the Tender Offer Period. In order to qualify for the Early Tender Offer Purchase Price, such Tender Instructions must be received by the Information and Tender Agent no later than the Early Tender Deadline.

Any Tender Instruction submitted after the Early Tender Deadline and at or prior to the Expiration Deadline will qualify for the Tender Offer Purchase Price only.

Early Tender Offer Purchase Price and Tender Offer Purchase Price

Subject to the Maximum Aggregate Purchase Price, on the Early Settlement Date, Holders that have validly tendered their Notes and have not validly withdrawn such tenders at or prior to the Early Tender Deadline (provided such tender is received by the Information and Tender Agent at or prior to the Early Tender Deadline), if the Company accepts the tender of such Notes, will be paid (subject to the conditions and in accordance with the procedures described herein):

●	the Early Tender Offer Purchase Price; and

●	the Accrued Interest Amount (rounded to U.S.$0.01, with U.S.$0.005 rounded upwards).

Subject to the Maximum Aggregate Purchase Price, on the Final Settlement Date, Holders that have validly tendered their Notes after the Early Tender Deadline but at or prior to the Expiration Deadline (provided such tender is received by the Information and Tender Agent at or prior to the Expiration Deadline), if the Company accepts the tender of such Notes, will be paid (subject to the conditions and in accordance with the procedures described herein):

●	the Tender Offer Purchase Price; and

●	the Accrued Interest Amount (rounded to U.S.$0.01, with U.S.$0.005 rounded upwards).

Furthermore, absent an amendment of the Tender Offer, if the Maximum Aggregate Purchase Price is reached as of the Early Tender Deadline, any Notes that are tendered after the Early Tender Deadline but at or prior to the Expiration Deadline will not be accepted for purchase, unless the Maximum Aggregate Purchase Price is increased. See “Tender Offer – Maximum Aggregate Purchase Price and Proration Factor” for more information on the possible proration.

Subject to applicable law, the Company reserves the right, in its sole and absolute discretion, not to accept any tenders of Notes.

Payments for Notes validly tendered (and in respect of the Early Tender Deadline only, not validly withdrawn) and accepted for purchase will be made on the relevant Settlement Date by the deposit of immediately available funds by the Company with the relevant Clearing System (as defined herein).

The calculations of the Early Tender Offer Purchase Price or the Tender Offer Purchase Price, as applicable, and the Accrued Interest Amount will be made by the Company and such calculations will be final and binding on all Holders, absent manifest error.

Maximum Aggregate Purchase Price and Proration Factor

The Company is making an invitation to tender an amount of Notes pursuant to the Tender Offer that will not result in an aggregate Purchase Price of the Notes validly tendered and accepted for purchase that exceeds the Maximum Aggregate Purchase Price. Subject to applicable law, the Company expressly reserves the right in its sole and absolute discretion to purchase Notes in the amount such that the aggregate Purchase Price of the Notes is more or less than the Maximum Aggregate Purchase Price without extending the Expiration Deadline or otherwise providing withdrawal rights or to not accept any Notes for purchase pursuant to the Tender Offer. In addition, following the pricing of the New Notes, the Company, at its sole discretion, may increase or decrease the Maximum Aggregate Purchase Price. For the avoidance of doubt, the Maximum Aggregate Purchase Price excludes any Accrued Interest Amount (such amount will be paid in addition to the Purchase Price).

If the aggregate Early Tender Offer Purchase Price for Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline exceeds the Maximum Aggregate Purchase Price, then the Company intends to accept:

●	such validly tendered (and not validly withdrawn) Notes on a prorated basis such that the aggregate Purchase Price in respect of such Notes is no greater than the Maximum Aggregate Purchase Price; and

●	none of the Notes validly tendered after the Early Tender Deadline will be accepted for purchase.

If the aggregate Early Tender Offer Purchase Price for Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline is less than the Maximum Aggregate Purchase Price but the aggregate Purchase Price for Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Deadline exceeds the Maximum Aggregate Purchase Price, then the Company intends to accept:

●	all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline (in full, without any proration); and

●	all Notes validly tendered after the Early Tender Deadline but at or prior to the Expiration Deadline on a prorated basis such that the aggregate Purchase Price for all Notes validly tendered is no greater than the Maximum Aggregate Purchase Price.

If the aggregate Purchase Price for Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Deadline is less than the Maximum Aggregate Purchase Price, then the Company intends to accept all Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Deadline (in full, without any proration).

In the circumstances described above in which valid Tender Instructions are to be accepted on a prorated basis, each such Tender Instruction will be scaled by a proration factor (the “Proration Factor”) based on: (i) the aggregate Purchase Price of the Notes which the Company purchases; and (ii) the aggregate Purchase Price of the Notes validly tendered. Such proration will be subject to adjustment, following the rounding of Tender Instructions described in the following paragraphs, such that the aggregate Purchase Price of the Notes which the Company would purchase after applying proration together with the aggregate Purchase Price of Notes which are not prorated (if any) would be not more than the Maximum Aggregate Purchase Price.

The Company will announce the results of such proration as soon as possible after the Early Tender Deadline or the Expiration Deadline, as applicable, by issuing a press release on the Luxembourg Stock Exchange, Informa IGM Screen Insider service or such other recognised news service or services as may be selected by the Company and the Dealer Managers, and on the Tender Offer Website: https://debtxportal.issuerservices.citigroup.com. Holders may obtain such information from the Information and Tender Agent and the Dealer Managers.

In the event that proration of tendered Notes is required, the sum of each Holder’s validly tendered Notes (which are to be subject to proration as described above) accepted for purchase will be determined by multiplying each Holder’s tender of Notes by the Proration Factor and rounding the product down to the nearest U.S.$1,000.

In addition, in the event that any such proration would, in respect of any valid tender of Notes result in either: (a) the relevant Holder transferring Notes in an aggregate principal amount of less than the Minimum Denomination (as defined herein); or (b) the relevant Holder’s residual amount of Notes (being the principal amount of Notes the subject of the relevant Tender Instruction that are not accepted for purchase by virtue of such proration) amounting to less than U.S.$200,000, the Company reserves the right to: (1) accept the relevant Tender Instruction in full, with no proration; or (2) reject the relevant Tender Instruction in full, at its sole discretion. In no event shall the principal amount returned to any Holder after the application of proration be less than the Minimum Denomination.

A separate tender instruction must be completed on behalf of each beneficial owner of Notes due to potential proration.

New Notes Priority

Holders that wish to subscribe for New Notes in addition to tendering Notes for purchase pursuant to the Tender Offer may, at the sole and absolute discretion of the Company, receive priority in the allocation of the New Notes, subject to the issue of the New Notes and such Holder making a separate application for the purchase of such New Notes to one of the Dealer Managers (in its capacity as a joint global coordinator of the issue of the New Notes) in accordance with the standard new issue procedures of such joint global coordinator prior to the pricing and allocation of the New Notes.

The ability to purchase New Notes and receive the New Notes Priority is subject to all applicable securities laws and regulations in force in any relevant jurisdiction and the selling restrictions set out in the Offering Memorandum. It is the sole responsibility of each Holder to satisfy itself that it is eligible to purchase the New Notes before registering its interest with, and making an application to, the Dealer Managers (in their capacity as a joint global coordinator of the issue of the New Notes) for the purchase of the New Notes. Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the Offering Memorandum, and no reliance is to be placed on any information other than that contained in the Offering Memorandum. Subject to compliance with all applicable securities laws and regulations, the Offering Memorandum will be available from the Dealer Managers (in their capacity as joint global coordinators of the issue of the New Notes) on request.

In order to be eligible for the New Notes Priority, a Holder will need to confirm to one of the Dealer Managers: (i) its holdings in the Notes; and (ii) either its firm intention to tender Notes or confirmation of its tender instruction submission prior to the pricing and allocation of the New Notes. However, the Company is not obliged to allocate the New Notes to a Holder who has validly tendered or indicated intention to tender the Notes pursuant to the Tender Offer and any amount allocated may be more or less than the aggregate principal amount of Notes validly tendered or in respect of which intention to tender has been indicated by such Holder. Any allocation of the New Notes, while being considered by the Company as set out above, will be made in accordance with customary new issue allocation processes and procedures.

In the event that a Holder validly tenders Notes pursuant to the Tender Offer, such Notes will remain subject to the conditions of the Tender Offer as set out in this Tender Offer Memorandum irrespective of whether that Holder receives all, part or none of any allocation of New Notes for which it has applied.

To request New Notes Priority, a Holder should contact a Dealer Manager (in its capacity as a joint global coordinator of the issue of the New Notes) using the contact details included in this Tender Offer Memorandum.

The offering of the New Notes will be exempt from the registration requirements of the Securities Act. The Tender Offer is not an offer to sell or a solicitation of an offer to buy the New Notes.

The receipt of New Notes Priority in conjunction with any tender of the Notes in the Tender Offer is not an application for the purchase of the New Notes. In order to apply for the purchase of the New Notes, such Holder must make a separate application for the purchase of such New Notes to one of the Dealer Managers (in its capacity as a joint global coordinator of the issue of the New Notes).

The pricing and allocation of the New Notes is expected to take place prior to the Early Tender Deadline. As such, Holders should provide, as soon as practicable, to one of the Dealer Managers: (i) any indications of a firm intention to tender Notes pursuant to the Tender Offer and the quantum of such Notes that it intends to tender; or (ii) any confirmation of its tender instruction submission if it wishes to be eligible to receive a preferential allocation of New Notes (on the terms and subject to the conditions set out in this Tender Offer Memorandum). There can be no assurance that any New Notes will be issued at all.

Announcements and Delivery

Announcements

On or about 2 June 2026 and 17 June 2026, as the case may be, or such other date as the Company may determine (each an “Announcement Date”), the Company will announce: (i) the aggregate principal amount of Notes validly tendered and accepted for purchase on the Early Settlement Date, the Maximum Aggregate Purchase Price (if adjusted) and the Proration Factor (if any); and (ii) the aggregate principal amount of Notes validly tendered and accepted for purchase on the Final Settlement Date and the Proration Factor (if any), respectively. The Company may also make further announcements as appropriate, such as if it chooses to amend the Maximum Aggregate Purchase Price.

Any extension, withdrawal, termination, re-opening or amendment of the Tender Offer will be followed as promptly as practicable by announcement thereof by the Company.

Unless stated otherwise, announcements in connection with the Tender Offer will be published on the website of the Luxembourg Stock Exchange and will be made through a press release to be distributed through Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream” and, together with Euroclear, the “Clearing Systems”) for communication to persons who are shown in the records of the Clearing Systems as Holders. The Company may also post announcements on the Informa IGM Screen Insider service or using such other means of announcement as the Company deems appropriate.

Copies of all such announcements, press releases and notices can also be obtained from the Information and Tender Agent, the contact details for which are set out on the last page of this Tender Offer Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Holders are urged to contact the Information and Tender Agent for the relevant announcements during the course of the Tender Offer. In addition, Holders may contact the Dealer Managers for information using the contact details on the last page of this Tender Offer Memorandum. All documentation relating to the Tender Offer and any updates will be available via the Tender Offer Website: https://debtxportal.issuerservices.citigroup.com.

Acceptance for payment and payment of Notes

In accordance with and subject to the New Financing Condition and the Offer Conditions set out in this Tender Offer Memorandum (including, if the Tender Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will accept for purchase, and will promptly pay for, all Notes that are validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company will accept an aggregate principal amount of Notes validly tendered (and not validly withdrawn) which would result in the aggregate Purchase Price payable (including any Early Tender Offer Purchase Price payable for Notes validly tendered at or prior to the Early Tender Deadline and any Tender Offer Purchase Price payable for Notes validly tendered at or prior to the Expiration Deadline, but excluding any Accrued Interest Amount payable) being less than or equal to the Maximum Aggregate Purchase Price, including the impact of any proration as required. For the purposes of the Tender Offer, tendered Notes will be deemed to have been accepted for purchase, if, as and when the Company gives written notice thereof to the Information and Tender Agent.

In respect of Notes accepted for purchase, payment for Notes validly tendered and not validly withdrawn in the Tender Offer shall be made on the relevant Settlement Date by the deposit of the Early Tender Offer Purchase Price or the Tender Offer Purchase Price, plus Accrued Interest Amount, as applicable, in each case in immediately available funds with the relevant Clearing System.

Notes purchased by the Company pursuant to the Tender Offer are expected to be cancelled and will not be re-issued or re-sold.

General

For further information on the Tender Offer and the further terms and conditions on which the Tender Offer is made, Holders should refer to “Further Information and Terms and Conditions”. Questions and requests for assistance in connection with the Tender Offer and delivery of Tender Instructions may be directed to the Information and Tender Agent, the contact details of which are on the last page of this Tender Offer Memorandum.

EXPECTED TIMETABLE

This is an indicative timetable showing one possible outcome for the timing of the Tender Offer, based on the dates set out in this Tender Offer Memorandum. This timetable is subject to change and dates may be extended or changed by the Company in accordance with this Tender Offer Memorandum (including the Offer Conditions) and subject to applicable law. Accordingly, the actual timetable may differ significantly from the timetable below.

Events	Times and Dates

Commencement of Tender Offer Period	18 May 2026
Commencement of the Tender Offer upon the terms and subject to the New Financing Condition and Offer Conditions set out in this Tender Offer Memorandum. Launch notices to be published on the Luxembourg Stock Exchange, Informa IGM Screen Insider service, through the Clearing Systems or using such other means of announcement as the Company deems appropriate.

Early Tender Deadline	1 June 2026
The last time for Holders to tender Notes to be received by the Information and Tender Agent, pursuant to the Tender Offer, in order to be eligible to receive the Early Tender Offer Purchase Price.	5:00 p.m. New York City time

Withdrawal Time	1 June 2026
The last time that Holders may validly withdraw any Notes previously tendered.	5:00 p.m. New York City time

Early Results Announcement Date	As soon as possible after the Early Tender Deadline, expected to be on or about 2 June 2026
The Company expects to announce: (i) whether the Company intends to accept (subject to satisfaction or waiver of the New Financing Condition and the Offer Conditions) valid tenders of Notes made at or prior to the Early Tender Deadline; and (ii) if so accepted: (a) the aggregate principal amount of Notes which (subject to the conditions to the Tender Offer being satisfied) it intends to accept for purchase on the Early Settlement Date; (b) the Maximum Aggregate Purchase Price (if adjusted); and (c) the Proration Factor (if any).

Early Settlement Date	Promptly after the Early Tender Deadline, expected to be on or about 4 June 2026
If the Company has accepted (subject to satisfaction or waiver of the New Financing Condition and the Offer Conditions) valid tenders of Notes made at or prior to the Early Tender Deadline, payment of the Early Tender Offer Purchase Price, together with the Accrued Interest Amount, in respect of all Notes accepted for purchase pursuant to the Tender Offer.

Events	Times and Dates

Expiration Deadline	16 June 2026
The last time for Holders to tender Notes with such instructions to be received by the Information and Tender Agent by such time, pursuant to the Tender Offer, in order to receive the Tender Offer Purchase Price.	5:00 p.m. New York City time

Final Results Announcement Date	As soon as possible after the Expiration Deadline, expected to be on or about 17 June 2026
The Company expects to announce: (i) that the Tender Offer has expired; (ii) whether the Company intends to accept (subject to satisfaction or waiver of the New Financing Condition and the Offer Conditions) valid tenders of Notes made after the Early Tender Deadline but at or prior to the Expiration Deadline; and (iii) if so accepted: (a) the aggregate principal amount of Notes which (subject to the conditions to the Tender Offer being satisfied) it intends to accept for purchase on the Final Settlement Date; and (b) the Proration Factor (if any).

Final Settlement Date	Promptly after the Expiration Deadline, expected to be on or about 22 June 2026
If the Company has accepted (subject to satisfaction or waiver of the New Financing Condition and the Offer Conditions) valid tenders of Notes made pursuant to the Tender Offer, payment of the Tender Offer Purchase Price, together with the Accrued Interest Amount, in respect of all Notes accepted for purchase pursuant to the Tender Offer.

Subject to applicable law, the Company may, in its sole discretion, extend, re-open, amend, waive in whole or in part any condition to, and/or withdraw and/or terminate the Tender Offer as provided in this Tender Offer Memorandum.

All Notes accepted for purchase in the Tender Offer will cease to accrue interest on the relevant Settlement Date, unless the Company defaults in the payment of amounts payable pursuant to the Tender Offer. The obligation of the Company to pay the Tender Offer Purchase Price, the Early Tender Offer Purchase Price and the Accrued Interest Amount will be discharged by payment by or on behalf of the Company to the Clearing Systems.

Holders are advised to check with any broker, dealer, bank, custodian, trust company or other nominee or intermediary through which they hold Notes to confirm whether such intermediary requires that it receives instructions for such Holder to participate in, or revoke such Holder’s instruction to participate in, the Tender Offer before the deadlines specified above. The deadlines set by any Clearing System for the submission and withdrawal of Notes subject to this Tender Offer Memorandum may be earlier than the relevant deadlines above.

The Company will announce the early results and the final results of the Tender Offer and the principal amount of Notes accepted for purchase by means of issuing a release on the Luxembourg Stock Exchange. The Company may also post announcements on the Informa IGM Screen Insider service, through the Clearing Systems or using such other means of announcement as the Company deems appropriate. For further information on announcements, see “Tender Offer – Announcements and Delivery – Announcements”.

OFFER AND DISTRIBUTION RESTRICTIONS

This Tender Offer Memorandum does not constitute an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. In certain jurisdictions, the distribution of this Tender Offer Memorandum may be restricted by law. Persons into whose possession this Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

General

This Tender Offer Memorandum or the electronic transmission thereof does not constitute an offer to buy any securities or the solicitation of a Tender Instruction in any jurisdiction in which such offer or solicitation is unlawful, and Tender Instructions by Holders originating from any jurisdiction in which such offer or solicitation is unlawful will be rejected. In those jurisdictions where the securities laws, “blue sky” laws or other applicable laws require the Tender Offer to be made by a licensed broker or dealer and any Dealer Manager or any of its respective affiliates is such a licensed broker or dealer in such jurisdiction, the Tender Offer shall be deemed to be made on behalf of the Company by such Dealer Manager or affiliate (as the case may be) in such jurisdiction and the Tender Offer is not made in any such jurisdiction where either a Dealer Manager or any of its affiliates is not licensed. Neither the delivery of this Tender Offer Memorandum nor any purchase of Notes shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to the date hereof.

Each Holder participating in the Tender Offer will be deemed to give certain representations in respect of the jurisdictions referred to below, and generally, on submission of a Tender Instruction in the Tender Offer. Any submission of a Tender Instruction pursuant to the Tender Offer from a Holder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any Tender Instruction, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

United Kingdom

This Tender Offer Memorandum and any other documents or materials relating to the Tender Offer (including memoranda, information circulars, brochures or similar documents) have not been approved by an authorised person in the United Kingdom for the purposes of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials relating to the Tender Offer are not being distributed to, and must not be passed onto, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to, and may only be acted upon by, those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (as amended) (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the “relevant persons”). This Tender Offer Memorandum is only available to relevant persons and the transactions contemplated herein will be available only to, and engaged in only with, relevant persons. This Tender Offer Memorandum must not be relied or acted upon by persons other than relevant persons.

No person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities other than in circumstances in which Section 21(1) of the FSMA does not apply.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”) other than to qualified investors (investisseurs qualifiés) as referred to in Article L.411-2 1° of the French Code monétaire et financier and defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended). Neither this Tender Offer Memorandum nor any other documents or materials relating to the Tender Offer have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Tender Offer. This Tender Offer Memorandum and any other document or material relating to the Tender Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Tender Offer, this Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Holders or beneficial owners of the Notes may tender some or all of their Notes pursuant to the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

RISK FACTORS AND OTHER IMPORTANT INFORMATION

In deciding whether to participate in the Tender Offer, each Holder should consider carefully, in addition to the other information contained in this Tender Offer Memorandum, the following:

No assurance that the Tender Offer will be completed

Until the Company gives oral or written notice of the acceptance of validly tendered and not validly withdrawn Notes for purchase to the Information and Tender Agent pursuant to the Tender Offer, no assurance can be given that the Tender Offer will be completed. Completion of the Tender Offer is subject to, among other things, the New Financing Condition and the Offer Conditions set out in this Tender Offer Memorandum. There can be no assurance that such conditions, some of which are out of the Company’s control, will be satisfied or waived.

In particular, the Tender Offer is subject to the settlement, on or prior to the Early Settlement Date, of the New Notes (the conditions to any such issuance having been satisfied or waived to the Company’s satisfaction), on terms and conditions and in an aggregate principal amount acceptable to the Company in all respects in its sole discretion and determination. The Company will not be obligated to accept for purchase and/or pay for Notes validly tendered pursuant to the Tender Offer if the New Financing Condition shall not have been satisfied or waived on or prior to the Expiration Deadline. Further, following the pricing of the New Notes, the Company may, at its sole discretion, increase or decrease the Maximum Aggregate Purchase Price.

Completion, termination and amendments

Subject to applicable law and as provided in this Tender Offer Memorandum, the Company may, subject to applicable law, in its sole discretion, extend the Tender Offer Period, postpone the Early Tender Deadline, the Early Settlement Date and/or the Final Settlement Date (each as defined herein), re-open the Tender Offer, amend or, in its sole discretion, waive the New Financing Condition and/or any of the Offer Conditions and/or terminate the Tender Offer before the Final Results Announcement Date.

Early Tender Deadline and Maximum Aggregate Purchase Price

Subject to the Maximum Aggregate Purchase Price and the proration arrangements applicable to the Tender Offer, and subject further to the conditions set out in this Tender Offer Memorandum, all Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase by the Company will be purchased on the Early Settlement Date. Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes tendered following the Early Tender Deadline.

Furthermore, absent an amendment of the Tender Offer, if the Maximum Aggregate Purchase Price is reached as of the Early Tender Deadline, any Notes that are tendered after the Early Tender Deadline but at or prior to the Expiration Deadline will not be accepted for purchase. See “Tender Offer – Maximum Aggregate Purchase Price and Proration Factor” for more information on the possible proration.

Tender Instructions, or portions thereof, may be rejected due to proration or otherwise

If the aggregate Purchase Price of the Notes validly tendered pursuant to the Tender Offer is greater than the Maximum Aggregate Purchase Price, the Company will instruct the Information and Tender Agent to accept for purchase such tendered Notes on a prorated basis, with the Proration Factor depending on the aggregate Purchase Price of Notes validly tendered.

Such pro rata allocations will be calculated as described in “Tender Offer – Maximum Aggregate Purchase Price and Proration Factor”. In such event, a Holder shall continue to hold the Notes that are not accepted for purchase. The Proration Factor shall be calculated as soon as practicable after the Expiration Deadline.

The Company may increase or decrease the Maximum Aggregate Purchase Price

The Company reserves the right, in its sole and absolute discretion and for any reason, to increase or decrease the Maximum Aggregate Purchase Price and/or to accept Notes validly tendered and not validly withdrawn such that the aggregate principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase by the Company would result in an aggregate Purchase Price payable (including any Early Tender Offer Purchase Price payable for Notes validly tendered at or prior to the Early Tender Deadline and any Tender Offer Purchase Price payable for Notes validly tendered at or prior to the Expiration Deadline, but excluding any Accrued Interest Amount payable) is less or more than the Maximum Aggregate Purchase Price (or not to accept any Notes for purchase pursuant to the Tender Offer). In particular, following the pricing of the New Notes, the Company may. at its sole discretion, increase or decrease the Maximum Aggregate Purchase Price. For the avoidance of doubt, the Maximum Aggregate Purchase Price excludes any Accrued Interest Amount (such amount will be paid in addition to the Purchase Price).

If Holders tender more Notes than they expect to be accepted for purchase by the Company, and the Company subsequently determines after the Early Tender Deadline to accept more of the Notes validly tendered and not validly withdrawn, such Holders will not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase.

If the Maximum Aggregate Purchase Price is increased or decreased and there are fewer than ten business days from and including the date of such announcement to the scheduled Expiration Deadline, the Company may extend the Tender Offer (subject to applicable law), so that at least ten business days remain until the Expiration Deadline. In the event of such an extension, the Company does not currently intend to extend the Early Tender Deadline or the deadline for exercise of Holders’ withdrawal rights.

Sanctions Restricted Persons

A Holder who is a Sanctions Restricted Person (as defined herein) may not participate in the Tender Offer. No steps taken by a Sanctions Restricted Person to tender any or all of its Notes for purchase pursuant to this Tender Offer Memorandum will be accepted by the Company and such Sanctions Restricted Person will not be eligible to receive the Early Tender Offer Purchase Price, the Tender Offer Purchase Price or any Accrued Interest Amount in any circumstances.

Blocking of Notes

Following the transmission of an Electronic Instruction Notice (as defined herein) by a Holder, the Notes will be blocked in the relevant account in the relevant Clearing System, as the case may be, from the date the relevant Tender Instruction is made.

For Tender Instructions, the Notes will be unblocked in the relevant account in the relevant Clearing System on the earlier of: (i) the time of settlement on the relevant Settlement Date (in which case Notes accepted for purchase will not be returned to the respective Holders); (ii) the date of termination of the relevant Tender Offer; and (iii) the date on which the Tender Instruction is withdrawn, in the circumstances in which such withdrawal is permitted (in which case the Notes will be unblocked in the relevant account at the relevant Clearing System, as the case may be).

In the event that a pro-rata allocation applies, any Notes not accepted for purchase due to proration will be unblocked in the relevant account at the relevant Clearing System on the relevant Settlement Date. Holders should note that in the event that the Expiration Deadline is extended, the relevant Settlement Date in respect of the Notes will also be extended to coincide with such Expiration Deadline, which would mean that the Notes would be blocked for a longer period of time.

Minimum Denomination of the Notes

The Notes are denominated, and, accordingly, can only be tendered in the Tender Offer in minimum principal amounts of U.S.$200,000 and integral multiples of U.S.$1,000 thereafter (the “Minimum Denomination”). Notes tendered below the Minimum Denomination will be rejected.

Holders who do not tender all of their Notes should ensure that they retain a principal amount of Notes amounting to at least U.S.$200,000. If, following the purchase of Notes by the Company on the relevant Settlement Date, a Holder continues to hold in its account with the relevant Clearing System less than U.S.$200,000 in principal amount of Notes, in order to ensure that it will be possible to trade any residual holding in the Clearing Systems, such Holder would need to purchase an additional principal amount of Notes such that its aggregate holding amounts to at least U.S.$200,000.

Withdrawal Rights and the Early Tender Offer Purchase Price and Tender Offer Purchase Price

Notes tendered in the Tender Offer may only be withdrawn prior to the Withdrawal Time. Notes tendered after the Withdrawal Time and at or prior to the Expiration Deadline may not be withdrawn except in the limited circumstances described in “Further Information and Terms and Conditions – Extension, Amendment and Termination” and “Further Information and Terms and Conditions – Withdrawal of Tender Instructions”. The Company is not required to extend the Withdrawal Time in connection with any extension of the Early Tender Deadline or the Expiration Deadline.

The Company will not be able to determine definitively whether the Tender Offer is over-subscribed or what the effects of proration may be with respect to the Notes until after the Expiration Deadline has passed, which will be after the Withdrawal Time. Therefore, Holders will not be able to withdraw Tender Instructions at the time the Company establishes the amount of the Notes to be purchased pursuant to the Tender Offer.

Holders are advised that they are bound by the Tender Instructions submitted by them even if any other sale of the Notes after submission of the relevant Tender Instruction would be more advantageous. An extension of the Early Tender Deadline or the Expiration Deadline, a postponement of the Final Results Announcement Date or an increase of the Early Tender Offer Purchase Price and the Tender Offer Purchase Price are not events that entitle a Holder to withdraw from a Tender Instruction.

Compliance with offer and distribution restrictions

Holders are referred to the offer and distribution restrictions in “Offer and Distribution Restrictions” and the acknowledgements, representations, warranties and undertakings in “Further Information and Terms and Conditions – Representations, Warranties and Undertakings”, which Holders will be deemed to make on offering to sell Notes to the Company pursuant to the Tender Offer. Non-compliance with these could result in, among other things, the unwinding of trades and/or heavy penalties.

Compliance with procedures for participating in the Tender Offer

Holders are responsible for complying with all of the procedures for participating in the Tender Offer. Holders who wish to tender their Notes for purchase must allow sufficient time for completion of the necessary procedures for Tender Instructions to be submitted and received. None of the Company, the Dealer Managers or the Information and Tender Agent (or any of their respective directors, employees or affiliates) assumes any responsibility for informing Holders of irregularities with respect to any such Holder’s Tender Instruction or for notifying the Holder of any failure to follow the proper procedures.

Each Holder is advised to check with any broker, dealer, bank, custodian, trust company or other nominee or intermediary or clearing system (including any Clearing System or direct participant) through which it holds Notes when such intermediary would require receipt of instructions from a Holder in order for that Holder to be able to participate in the Tender Offer before the deadlines specified in this Tender Offer Memorandum. The deadlines set by any such intermediary will be earlier than the relevant deadlines specified in this Tender Offer Memorandum.

Responsibility to consult advisers and for assessing the merits of the Tender Offer

Each Holder is solely responsible for making its own investment appraisal of all matters as such Holder deems appropriate (including those relating to the Tender Offer and the Company) and each Holder must make its own decision as to whether to submit a Tender Instruction in respect of its Notes.

Holders should consult their own tax, accounting, financial and legal advisers regarding the suitability to themselves of the tax, accounting, financial and legal consequences of participating or not participating in the Tender Offer. None of the Company, the Dealer Managers or the Information and Tender Agent, or any director, officer, employee, agent or affiliate of any such person, is acting for any Holder or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and, accordingly, none of the Company, the Dealer Managers or the Information and Tender Agent or any of their respective directors, officers, employees, agents or affiliates makes any recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether Holders should tender their Notes for purchase pursuant to the Tender Offer.

Taxation consequences

Holders may become subject to adverse tax consequences by participating in the Tender Offer. Each Holder is urged to consult its professional advisers regarding all possible tax consequences under the laws of all jurisdictions that apply to it or to the sale of its Notes and its receipt of the Early Tender Offer Purchase Price or the Tender Offer Purchase Price, as applicable, as well as its receipt of the Accrued Interest Amount, in respect of any Notes accepted for purchase pursuant to the Tender Offer. Each Holder is liable for its own taxes and has no recourse to the Company, any Dealer Manager or the Information and Tender Agent with respect to any taxes arising as a result of such Holder tendering Notes in the Tender Offer.

Uncertainty as to the trading market of Notes not purchased

Completion of the Tender Offer may result in reduced liquidity of the Notes that remain outstanding. This may lead to lower and/or more volatile trading prices as compared to the situation prior to completion of the Tender Offer or as compared to securities with more liquidity. Therefore, Holders whose Tender Instruction is not accepted in whole or in part by the Company are exposed to the risk that the market price of the Notes held by them may be and remain negatively affected by the completion of the Tender Offer. Furthermore, it is possible that there will no longer exist an active market for the Notes after completion of the Tender Offer. The extent to which this will occur depends on a number of factors, including, but not limited to, the number of outstanding Notes and the number of Holders of the outstanding Notes. This risk may be further increased if the Company effects further purchases (whether pursuant to further tender offers or open market purchases) or redemptions after the completion of the present Tender Offer. None of the Company, the Dealer Managers or the Information and Tender Agent is obliged to make a market in the Notes that have not been offered for sale or have not been purchased.

Other purchases or redemption of Notes

The Company may purchase Notes that remain outstanding subject to any applicable laws after completion (or withdrawal) of the Tender Offer either itself or through third parties or may redeem Notes in accordance with their terms. To the extent permitted by law, such further purchases may be implemented by way of further offers to submit offers to sell, open market purchases, privately negotiated transactions with individual Holders, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price paid pursuant to the Tender Offer and could be for cash or other consideration. This will apply irrespective of whether or not the Tender Offer is completed. Any future purchases by the Company will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company or its affiliates will pursue or when such alternatives may be pursued.

Allocations of New Notes may be less or more than the cash amount received for the Notes

Although the Company will review the Tender Instructions and may give New Notes Priority in connection with the allocation of New Notes to those Holders that wish to subscribe for New Notes in addition to tendering Notes for purchase pursuant to the Tender Offer and have made a separate application for the purchase of such New Notes to one of the Dealer Managers (in its capacity as a joint global coordinator of the issue of the New Notes), no assurances can be given that Holders whose Notes are repurchased in the Tender Offer will be given an allocation of New Notes at the levels it wishes to subscribe for, or at all.

A Holder may also not be able to reinvest any surplus cash amount at an effective interest rate as high as the interest rate on the Notes or the New Notes. Additionally, in the event of acceptance of tendered Notes on a pro rata basis (including in the event that the Maximum Aggregate Purchase Price is decreased), Holders may receive a lower amount of Purchase Price than would have been the case had all their tendered Notes been accepted or if the Maximum Aggregate Purchase Price had not been decreased.

The Tender Offer and New Notes issuance are subject to separate settlements

The settlement processes for the Tender Offer and the issue of New Notes are separate and Holders who are subscribing for New Notes may be required to make payment for such New Notes prior to receiving the relevant payment pursuant to the Tender Offer.

IMPORTANT INFORMATION

A beneficial owner of Notes that are held by a broker, dealer, custodian bank, depository, trust company or other nominee must instruct such nominee to tender the Notes on the beneficial owner’s behalf. See “Further Information and Terms and Conditions – Procedure for Tendering Notes held through Euroclear or Clearstream”.

Only a person who is shown in the records of the relevant Clearing System as a holder of such Notes may tender Notes. To effect such a tender, accountholders in Euroclear or Clearstream should transmit their acceptance by way of an Electronic Instruction Notice as set out in “Further Information and Terms and Conditions – Procedure for Tendering Notes held through Euroclear or Clearstream”. Holders of such Notes who are not shown in the records of Euroclear or Clearstream as Holders of the Notes should arrange for such person through which they hold their Notes in the relevant Clearing System to deliver an Electronic Instruction Notice.

Only accountholders in Euroclear or Clearstream may submit Tender Instructions. Each Holder that is not an accountholder in Euroclear or Clearstream must arrange for the accountholder in Euroclear or Clearstream through which it holds the relevant Notes to submit a Tender Instruction on its behalf to Euroclear or Clearstream by the deadlines specified by Euroclear or Clearstream, as applicable.

Neither Holders nor beneficial owners of any Notes tendered will be obliged to pay brokerage fees or commissions to the Dealer Managers, the Information and Tender Agent or the Company.

No guaranteed delivery procedures will be available for tendering Notes in the Tender Offer.

Questions and requests for assistance in connection with the: (i) Tender Offer may be directed to the Dealer Managers; and (ii) delivery of the Tender Instruction may be directed to the Information and Tender Agent, in each case, at their respective addresses and telephone numbers set out on the last page of this Tender Offer Memorandum. Additional copies of this Tender Offer Memorandum and other related materials may be obtained from the Information and Tender Agent at its address and telephone numbers as set out on the last page of this Tender Offer Memorandum. Beneficial owners may also contact their brokers, dealers, custodian banks, depositories, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.

THIS TENDER OFFER MEMORANDUM CONTAINS OR REFERS TO IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO A TENDER OF NOTES PURSUANT TO THE TENDER OFFER.

The statements made in this Tender Offer Memorandum are made on the date of this Tender Offer Memorandum, and the statements incorporated by reference are made as of the date of the relevant document incorporated by reference. The delivery of this Tender Offer Memorandum shall not under any circumstances create any implication that the information contained herein or incorporated by reference is correct as of a later date or that there has been no change in such information since such dates.

This Tender Offer Memorandum does not constitute an offer of any Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or “blue sky” or other laws.

No dealer, salesperson or other person has been authorised to give any information or to make any representation or warranty not contained in this Tender Offer Memorandum and, if given or made, such information or representation or warranty may not be relied upon as having been authorised by the Company, the Dealer Managers or the Information and Tender Agent.

The Dealer Managers and the Information and Tender Agent (or their respective directors, officers, employees, agents or affiliates) have not separately verified the information contained herein or incorporated by reference herein and they make no representations or recommendations whatsoever regarding this Tender Offer Memorandum or the Tender Offer and they accept no liability or responsibility as to the accuracy or completeness of the information contained in this Tender Offer Memorandum or the Tender Offer.

The Company accepts responsibility for the information contained in this Tender Offer Memorandum. To the best of the knowledge and belief of the Company (having taken all reasonable care to ensure that such is the case), the information contained in this Tender Offer Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Only a person who is shown in the records of the relevant Clearing System as a Holder of such Notes may deliver an Electronic Instruction Notice and thereby be eligible to tender their Notes for purchase and receive (if such Tender Instruction is accepted by the Company) the Tender Offer Purchase Price. Holders of such Notes who are not shown in the records of Euroclear or Clearstream as Holders of the Notes should arrange for such person through which they hold their Notes in the relevant Clearing System to deliver an Electronic Instruction Notice on their behalf as more particularly described herein under “Further Information and Terms and Conditions – Procedure for Tendering Notes held through Euroclear or Clearstream”.

Holders who do not participate in the Tender Offer, or whose Notes are not accepted for purchase by the Company, will continue to hold their Notes subject to the terms and conditions of the Notes.

FORWARD-LOOKING STATEMENTS

The Company considers portions of this Tender Offer Memorandum and the documents incorporated by reference herein to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “plan”, “anticipate”, “intend”, “seek”, “believe”, “estimate”, “predict”, “potential”, “continue”, “contemplate”, “possible” and other similar words. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, these assumptions are inherently uncertain and involve a number of risks and uncertainties that are beyond the Company’s control; therefore, the Company can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties, including, without limitation, possible changes in the timing and consummation of the Tender Offer.

Holders are therefore cautioned not to place undue reliance on these forward-looking statements. The Company assumes no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise except as may be required under Rule 14e-l under the Exchange Act or any other applicable laws.

Such forward-looking statements contained in this Tender Offer Memorandum or any document incorporated by reference herein speak only as of the date of this Tender Offer Memorandum or such document incorporated by reference herein. Accordingly, the Company does not undertake any obligation to update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Holders should, however, consult any further disclosures of a forward-looking nature made in the documents incorporated by reference herein. These cautionary statements qualify all forward-looking statements attributable to the Company, or persons acting on its behalf.

DOCUMENTS INCORPORATED BY REFERENCE

VEON Ltd., the indirect parent of the Company, currently files reports and other information with the U.S. Securities and Exchange Commission (the “Commission”) in accordance with the Exchange Act. Such reports and other information (including the documents incorporated by reference into this Tender Offer Memorandum) may be inspected and copied at the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains information filed electronically, which can be accessed over the internet at http://www.sec.gov.

This Tender Offer Memorandum incorporates by reference documents relating to VEON Ltd. and its consolidated subsidiaries (the “Group”), which are not presented herein or delivered herewith. The information contained in this Tender Offer Memorandum does not purport to be complete and should be read together with the information contained in the incorporated documents and reports set out below.

The annual reports of VEON Ltd. on Form 20-F for the fiscal years ended 31 December 2025 and 2024, filed by VEON Ltd. with the Commission on 16 March 2026 and 25 April 2025, respectively, are incorporated herein by reference and shall be deemed to form part of this Tender Offer Memorandum.

Any reports filed with the Commission after the date of this Tender Offer Memorandum (if such reports state that they are incorporated by reference into this Tender Offer Memorandum) prior to the termination of the Tender Offer shall be deemed to be incorporated by reference into this Tender Offer Memorandum. In all cases, Holders should rely on the later information over different information included in this Tender Offer Memorandum.

Unless expressly incorporated by reference, nothing in this Tender Offer Memorandum shall be deemed to incorporate by reference information furnished to, but not filed with, the Commission.

Any statement contained in this Tender Offer Memorandum or incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any further publication included by the Group on its website after the date of this Tender Offer Memorandum modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form part of this Tender Offer. Subject to the foregoing, all information appearing in this Tender Offer Memorandum is qualified in its entirety by the information appearing in the statements and reports incorporated by reference.

FURTHER INFORMATION AND TERMS AND CONDITIONS

Extension, Amendment and Termination

Subject to applicable laws, the Company may, in its sole discretion: (i) extend the Expiration Deadline and/or Tender Offer Period; (ii) postpone the Early Tender Deadline, the Final Results Announcement Date, the Early Settlement Date and/or the Final Settlement Date; (iii) otherwise extend, re-open or amend the Tender Offer in any respect (including, but not limited to, any increase, decrease, extension, re-opening or amendment, as applicable, in relation to the Expiration Deadline, the Maximum Aggregate Purchase Price and/or the Proration Factor); and (iv) amend the New Financing Condition, any Offer Conditions and/or withdraw or terminate the Tender Offer.

In addition, the Company may waive in whole or in part any condition to the Tender Offer without extending the Tender Offer to the extent permitted by applicable law.

Any such extension, amendment or termination may be effected before or after the submission of a Tender Instruction by any Holder, subject always to the withdrawal rights of the Holders set out in “Further Information and Terms and Conditions – Withdrawal of Tender Instructions”. The Company shall notify the Holders of any such extension, amendment or termination as soon as practicable. If the amendments to the Offer Conditions are, in the opinion of the Company, materially prejudicial to Holders, the Company will give Holders the opportunity to withdraw from their Tender Instruction, as described in “Further Information and Terms and Conditions – Withdrawal of Tender Instructions”, and the Company may also extend the Tender Offer Period.

For the avoidance of doubt: (a) a decision by the Company to accept less than or more than the Maximum Aggregate Purchase Price for purchase pursuant to the Tender Offer; or (b) any extension or re-opening of the Tender Offer (including any amendment in relation to the Expiration Deadline, the Early Settlement Date and/or the Final Settlement Date) in accordance with the terms of such Tender Offer as described in this section “Extension, Amendment and Termination” shall not be considered materially prejudicial to Holders that have already submitted Tender Instructions for such Tender Offer.

Governing Law and Jurisdiction

This Tender Offer Memorandum, the Tender Offer, any notices and all contractual and non-contractual obligations resulting therefrom shall be governed by, and construed in accordance with, English law. To the extent legally permissible, submission by or on behalf of a Holder of an Electronic Instruction Notice constitutes its submission, in relation to all matters arising out of, or in connection with the Tender Offer and all contracts resulting therefrom, to the non-exclusive jurisdiction of the courts of England.

Costs and Expenses

Tender Instructions and settlement of the Tender Offer are free of charges, costs and expenses for the Holders levied by the Company, the Dealer Managers and the Information and Tender Agent (except for any taxes triggered by the Tender Instructions or settlement of this Tender Offer Memorandum), save that any charges, costs and expenses charged by a depositary bank, intermediary or the relevant Clearing System shall be borne by the relevant Holder.

Taxation

All payments by or on behalf of the Company pursuant to the Tender Offer will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of The Netherlands or any authority therein or thereof having power to tax, save that a withholding or deduction may apply pursuant to the Withholding Tax Act 2021 (Wet bronbelasting 2021).

Acceptance for Purchase of or Payment of Notes

Under no circumstances will interest on the Tender Offer Purchase Price or any Early Tender Offer Purchase Price be paid by the Company by reason of any delay on the part of either Clearing System (or any other nominee of custodian through which Holders hold their Notes) in making payment to Holders. The deposit of such funds with the Clearing Systems will discharge the obligation of the Company to all Holders in respect of the above amounts represented by such funds.

The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for purchase of or payment for Notes in order to comply, in whole or in part, with any applicable law. See “– Offer Conditions”. In all cases, payment to Holders or beneficial owners of the Tender Offer Purchase Price for Notes purchased pursuant to the Tender Offer will be made only after receipt by the Information and Tender Agent of a valid Electronic Instruction Notice delivered pursuant to the procedures set out in “– Procedure for Tendering Notes held through Euroclear or Clearstream”.

The Company will cancel, on or at any time after the relevant Settlement Date, the Notes that have been accepted for purchase pursuant to the Tender Offer.

The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more affiliates, the right to purchase Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Tender Offer or prejudice the rights of tendering Holders to receive payment of the Tender Offer Purchase Price and any Accrued Interest Amount for Notes validly tendered and not validly withdrawn pursuant to the Tender Offer and accepted for purchase by the Company.

Procedure for Tendering Notes held through Euroclear or Clearstream

The tender of such Notes pursuant to the Tender Offer in accordance with the procedures described below will constitute a valid tender of Notes.

(i)	Holders who hold an interest in the Notes through, either directly or indirectly, a person who is shown in the records of Euroclear or Clearstream as a holder of an interest in the Notes (each a “Euroclear/Clearstream Holder”) must tender their Notes pursuant to the Tender Offer in accordance with the requirements of Euroclear or Clearstream (as applicable) in sufficient time for such tenders to be received by the Information and Tender Agent, via the relevant Clearing System, prior to the Early Tender Deadline or the Expiration Deadline, as applicable. Holders should note that such Clearing Systems may require that action be taken a day or more prior to the Early Tender Deadline or the Expiration Deadline, as applicable.

(ii)	A Euroclear/Clearstream Holder wishing to participate in the Tender Offer must submit, or arrange to have submitted on its behalf, at or before the Early Tender Deadline or the Expiration Deadline, as applicable and before the deadlines set by Euroclear or Clearstream, as applicable, a duly completed “Electronic Instruction Notice” (meaning, the electronic instruction notice which must be submitted or delivered through Euroclear or Clearstream, as applicable, by each person (an “accountholder”) who is shown in the records of such Clearing System as a holder of an interest in the Notes instructing the relevant Clearing System that they wish to tender the Notes the subject of such Electronic Instruction Notice) to Euroclear or Clearstream, as applicable, in accordance with the requirements of Euroclear or Clearstream, as applicable and in the manner specified herein. Euroclear/Clearstream Holders should check with the bank, securities broker or any other intermediary through which they hold their Notes when such intermediary would need to receive instructions from such Holder in order for that Holder to be able to participate in, or (where permitted) withdraw their instructions to participate in, the Tender Offer by the deadlines specified in this Tender Offer Memorandum. The deadlines set by any such intermediary will be earlier than the relevant deadlines specified in this Tender Offer Memorandum.

(iii)	The submission of the Notes for purchase by a Euroclear/Clearstream Holder will be deemed to have occurred upon receipt by the Information and Tender Agent via Euroclear or Clearstream, as applicable, of a valid Electronic Instruction Notice submitted in accordance with the requirements of Euroclear or Clearstream, as applicable. The receipt of such Electronic Instruction Notice by Euroclear or Clearstream, as applicable, will be acknowledged in accordance with the standard practices of Euroclear or Clearstream, as applicable, and will result in the blocking of Notes in Euroclear or Clearstream, as applicable, so that no transfers may be effected in relation to such Notes.

(iv)	Holders must take the appropriate steps through Euroclear or Clearstream, as applicable, to ensure that no transfers may be effected in relation to such blocked Notes at any time after such date, in accordance with the requirements of Euroclear or Clearstream, as applicable, and the deadlines required by Euroclear or Clearstream, as applicable. By blocking its Notes in Euroclear or Clearstream, as applicable, each Holder will be deemed to consent to Euroclear or Clearstream, as applicable, providing details concerning the relevant accountholder’s identity to the Information and Tender Agent.

(v)	Only a person who is shown in the records of Euroclear or Clearstream as a holder of an interest in the Notes may submit Electronic Instruction Notices. If a Euroclear/Clearstream Holder is not such a person, it must arrange for such person through which it holds Notes to submit an Electronic Instruction Notice on its behalf to Euroclear or Clearstream, as applicable, prior to the deadline specified by Euroclear or Clearstream, as applicable, and the Early Tender Deadline or the Expiration Deadline, as applicable.

(vi)	Euroclear/Clearstream Holders whose Notes are held in the name of a broker, dealer, bank, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Early Tender Deadline or the Expiration Deadline, as applicable, if they wish to participate in the Tender Offer and procure that the Notes are blocked in accordance with the normal procedures of Euroclear or Clearstream, as applicable, and the deadlines imposed by Euroclear or Clearstream, as applicable.

(vii)	Electronic Instruction Notices may be revoked by Euroclear/Clearstream Holders prior to the Withdrawal Time by submitting an electronic withdrawal instruction (an “Electronic Withdrawal Instruction”) to Euroclear or Clearstream, as applicable. To be valid, such Electronic Withdrawal Instruction must specify the Notes to which the original Electronic Instruction Notice related, the securities account to which such Notes are credited and any other information required by the relevant Clearing System.

(viii)	By submitting a valid Electronic Instruction Notice to Euroclear or Clearstream, as applicable, in accordance with the standard procedures of Euroclear or Clearstream, as applicable, Euroclear/Clearstream Holders shall be deemed to make the acknowledgements, representations, warranties and undertakings set out in “– Representations, Warranties and Undertakings” below to the Company, the Dealer Managers and the Information and Tender Agent at the time of submission of such Electronic Instruction Notice and at the Early Tender Deadline (in the case of Holders who have tendered Notes prior to the Early Tender Deadline), at the Expiration Deadline (in the case of Holders who have tendered Notes after the Early Tender Deadline and at or prior to the Expiration Deadline) and on the relevant Settlement Date. If the relevant Holder is unable to give such representations, warranties and undertakings, such Holder should contact the Information and Tender Agent immediately.

General

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all Tender Instructions will be determined by the Company, in its sole discretion, the determination of which shall be conclusive and binding. Alternative, conditional or contingent tenders of Notes will not be considered valid.

The Company reserves the right to reject any or all Tender Instructions that are not in proper form or the acceptance of which, in the Company’s opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. A waiver of any defect or irregularity with respect to the tender of one Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Note.

Any defect or irregularity in connection with Tender Instructions must be cured within such time as the Company determines, unless waived by the Company. Tenders of Notes shall not be deemed to have occurred until all defects and irregularities have been waived by the Company or cured. None of the Company, the Dealer Managers, the Information and Tender Agent or any other person will be under any duty to give notice of any defects or irregularities in Tender Instructions or will incur any liability to Holders for failure to give such notice.

Representations, Warranties and Undertakings

By submitting an Electronic Instruction Notice in accordance with the requirements set out above, a Holder shall represent, warrant and undertake to the Company, the Dealer Managers and the Information and Tender Agent the following at the time of submission of the Electronic Instruction Notice, the Early Tender Deadline (in the case of Holders who have tendered Notes on or prior to the Early Tender Deadline), the Expiration Deadline (in the case of Holders who have tendered Notes after the Early Tender Deadline) and on the relevant Settlement Date (if a Holder is unable to make any such acknowledgement or agreement, or give any such representation, warranty or undertaking, such Holder should contact the Information and Tender Agent immediately):

(i)	such Holder has not taken or omitted to take any action in breach of the Offer Conditions or which will or may result in the Company or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Tender Offer or the Tender Instructions in connection therewith;

(ii)	such Holder is not a person to whom it is unlawful to make an invitation pursuant to the Tender Offer under applicable securities laws, it has not distributed or forwarded this Tender Offer Memorandum or any other documents or materials relating to the Tender Offer to any such person(s) and it has (before submitting, or arranging for the submission on its behalf of an Electronic Instruction Notice), complied with all laws and regulations applicable to it for the purposes of its participation in the Tender Offer;

(iii)	such Holder is not resident or located in Italy or, if it is resident or located in Italy, it is either an authorised person or is tendering Notes through an authorised person and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority;

(iv)	such Holder is not located or resident in the United Kingdom or, if it is located or resident in the United Kingdom, it is an investment professional (as defined in Article 19(5) of the Financial Promotion Order 2005) or a person who is within Article 43(2) of the Financial Promotion Order or is a person to whom this Tender Offer Memorandum may otherwise lawfully be communicated in accordance with the Financial Promotion Order;

(v)	such Holder is neither located nor resident in the Republic of France or, if it is located or resident in the Republic of France, it is a qualified investor (investisseurs qualifiés) as referred to in Article L.411-2 1° of the French Code monétaire et financier and defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended);

(vi)	such Holder is not a Sanctions Restricted Person and is in compliance with all applicable Sanctions laws and regulations, including (without limitation) any applicable authorisation or Required Licenses from competent Sanctions Authorities;

(vii)	(a) such Holder is the holder in respect of the Notes; and (b) if such Holder is acting in a fiduciary, agency or other capacity as an intermediary, then such Holder has full investment discretion or is acting upon valid instructions with respect to the Notes covered by the Electronic Instruction Notice;

(viii)	such Holder has full power and authority to tender, sell, assign and transfer the Notes it has tendered in the Tender Offer pursuant to the Electronic Instruction Notice, if such Notes are accepted for purchase by the Company pursuant to the Tender Offer, such Notes will be transferred to, or for the account of, the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto, and it will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Company to be necessary or desirable to complete the transfer of such Notes to the Company, the subsequent delivery of such Notes to the Company for cancellation, the cancellation of such Notes or to evidence such power and authority;

(ix)	the tendered Notes have been blocked in, or submitted by book-entry delivery from, the securities account to which such Notes are credited in the relevant Clearing System with effect from, and including, the date on which the Tender Instruction was received by the relevant Clearing System until the earliest of: (a) the date on which the tender of the relevant Notes is withdrawn, in the circumstances in which such withdrawal is permitted, in accordance with the terms of the Tender Offer; (b) the time of settlement on the relevant Settlement Date in which case such Notes will be unblocked pending transfer to the account of the Company or its broker; and (c) the date on which the tender of the Notes is terminated (or in respect of Notes not accepted by the Company for purchase, the time of announcement of such non-acceptance) or rejected by the Company, in each case in accordance with the terms of the Tender Offer;

(x)	such Holder has received, reviewed and accepted this Tender Offer Memorandum (including the terms, conditions, risk factors and other important information of the Tender Offer, and the offer and distribution restrictions, all as described in this Tender Offer Memorandum), and such Holder is assuming all the risks inherent in participating in the Tender Offer and has undertaken an appropriate analysis of the implications of the Tender Offer without relying on the Company, the Dealer Managers or the Information and Tender Agent;

(xi)	in respect of an Electronic Instruction Notice, by blocking the relevant Notes in its Euroclear or Clearstream account, such Holder will be deemed to consent to have Euroclear or Clearstream (as applicable) provide details concerning the identity of the relevant accountholder to the Information and Tender Agent (and for the Information and Tender Agent to provide such details to the Company, the Dealer Managers and their respective legal advisers);

(xii)	in accordance with and subject to the Offer Conditions, in respect of an Electronic Instruction Notice, such Holder tenders in the Tender Offer the principal amount of Notes in its account blocked in Euroclear or Clearstream and, subject to and effective upon the purchase by the Company of the Notes, it renounces all right, title and interest in and to all such Notes purchased by or at the direction of the Company pursuant to the Tender Offer and waives and releases any rights or claims it may have against the Company with respect to any such Notes or the Tender Offer;

(xiii)	all authority conferred or agreed to be conferred pursuant to such Holder’s acknowledgements, agreements, representations, warranties and undertakings, and all of its obligations, shall be binding upon its successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives, and shall not be affected by, and shall survive, its death or incapacity;

(xiv)	each Electronic Instruction Notice will be submitted in compliance with all applicable laws or regulations of the jurisdiction in which such Holder is located or in which it is resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with such instruction;

(xv)	such Holder has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, complied with all requisite formalities and paid any issue, transfer or other taxes or requisite payments due from it in connection with the Tender Offer or its Tender Instruction, in any jurisdiction and that it has not taken or omitted to be taken any action in breach of the representations or which will result in the Company or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Tender Offer;

(xvi)	such Holder agrees to do all such acts and things as shall be necessary or desirable and execute any additional documents deemed by the Company to be necessary or desirable, in each case to complete the transfer of the relevant Notes to the Company or its nominee against payment to such Holder of the Tender Offer Purchase Price (as applicable) and any Accrued Interest Amount for the Notes and/or to perfect any of the authorities expressed to be given hereunder;

(xvii)	no information has been provided to such Holder by the Company, the Dealer Managers or the Information and Tender Agent, or any of their respective directors, officers, agents, affiliates, or employees, with regard to the tax consequences for Holders arising from the purchase of the Notes by the Company and the receipt by the Holder of the Early Tender Offer Purchase Price or the Tender Offer Purchase Price, as applicable, or the Accrued Interest Amount and such Holder acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction (other than any withholding or deduction imposed by The Netherlands on payments made by or on behalf of the Company pursuant to the Tender Offer save for any withholding or deduction that may apply pursuant to the Withholding Tax Act 2021 (Wet bronbelasting 2021)) as a result of its participation in the Tender Offer and continuing to own any Notes and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Company (except in relation to Accrued Interest Amount), the Dealer Managers or the Information and Tender Agent, or any of their respective directors, officers, agents, affiliates, or employees, or any other person in respect of such taxes and payments;

(xviii)	upon the terms and subject to the conditions of the Tender Offer, it tenders in the Tender Offer the principal amount of Notes in its account blocked in the relevant Clearing System and, subject to and effective upon the purchase by the Company, it: (a) releases, to the fullest extent permitted by law, the Company, the Dealer Managers, the Information and Tender Agent and their respective financial and legal advisers (together in each case with their respective directors, members, employees and representatives) from any liabilities in relation to or arising in connection with the preparation, negotiation or implementation of the Tender Offer or any part thereof; (b) waives, to the fullest extent permitted by law, all of its rights, title and interest in and to and claims in respect of all such Notes purchased by or at the direction of the Company pursuant to the Tender Offer; and (c) waives, to the fullest extent permitted by law, all rights and entitlement it may otherwise have or acquire to bring, participate in or enforce legal proceedings of any nature against the Company, the Dealer Managers, the Information and Tender Agent and/or their respective financial and legal advisers (together in each case with their respective directors, members and representatives) in connection with its Notes and/or the Tender Offer;

(xix)	such Holder acknowledges that none of the Company, the Dealer Managers, the Information and Tender Agent or any of their respective affiliates, directors, officers, employees or agents has made any recommendation as to whether to participate in the Tender Offer and such Holder represents that it has made its own decision with regard to participating in the Tender Offer, based on any legal, tax, accounting or financial advice that it has deemed necessary to seek;

(xx)	such Holder shall indemnify the Company, the Dealer Managers and the Information and Tender Agent against any and all losses, costs, claims, liabilities, expenses, charges, actions and/or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms of, or any of the acknowledgments, representations, warranties and/or undertakings given pursuant to the Tender Offer by such Holder;

(xxi)	the terms and conditions of the Tender Offer shall be deemed to be incorporated in, and form a part of, any Electronic Instruction Notice delivered by or on behalf of such Holder, which shall be read and construed accordingly, and that the information given in such Electronic Instruction Notice is true and will be true in all respects at the time of the purchase of the Notes tendered on the relevant Settlement Date;

(xxii)	such Holder accepts that the Company is under no obligation to accept for purchase Notes tendered pursuant to the Tender Offer, and accordingly such tender may be accepted or rejected by the Company in its sole discretion and for any reason; and

(xxiii)	such Holder acknowledges that the Company, the Dealer Managers and the Information and Tender Agent will rely upon the truth and accuracy of the foregoing acknowledgements, agreements, representations, warranties, undertakings and directions.

In this Tender Offer Memorandum:

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“OFAC License” means a license or authorisation from OFAC, an amendment to an existing OFAC license or authorisation or any written confirmation from OFAC that a license or authorisation is not required.

“Required License” means: (a) an OFAC License; and (b) if and to the extent determined from time to time to be required by the Company in its absolute discretion, specific licenses or authorisations under any Sanctions (or confirmation that no license or authorisation is required) from any other governmental institutions and agencies responsible for administering, enacting or enforcing Sanctions.

“Sanctions” means any economic or financial sanctions laws or regulations, as amended from time to time, administered, enacted, or enforced by any Sanctions Authority.

“Sanctions Authority” means:

(a)	the United States government;

(b)	the United Nations;

(c)	the European Union (including, without limitation, The Netherlands or any of its other member states);

(d)	the United Kingdom;

(e)	Bermuda;

(f)	any other equivalent governmental or regulatory authority, institution or agency which administers economic, financial or trade sanctions; or

(g)	the respective governmental institutions and agencies of any of the foregoing including, without limitation, OFAC, the United States Department of State, the United States Department of Commerce, the United Kingdom Office of Financial Sanctions Implementation, the Ministry of Finance of The Netherlands and the Bermuda Ministry of Legal Affairs Financial Sanctions Implementation Unit.

“Sanctions Restricted Person” means an individual or entity (a “Person”):

(a)	that is a subject or target of any applicable Sanctions laws or regulations (including, without limitation, by reason of ownership, control or agency (in accordance with applicable Sanctions laws or regulations) by or with any person that is the target of any applicable Sanctions laws or regulations) that: (1) prohibit any party from dealing with any Notes or being offered, or otherwise accepting or receiving, any applicable related fees; (2) prohibit any party from otherwise engaging in any transaction in respect of the Tender Offer; or (3) where a person is not described in (1) or (2) but holds any direct or indirect interest in any Notes via an intermediary, custodian or other member or participant in the Clearing Systems that is described in, and would be subject to the same prohibitions set out in (1) or (2), except in circumstances where the dealing and/or other engagement in respect of any Notes in connection with the Tender Offer are not required to be conducted through that person, intermediary, custodian or other member or participant in the Clearing Systems;

(b)	that is organised or resident in a country or territory which is the target of comprehensive country sanctions administered or enforced by any Sanctions Authority;

(c)	that is, or is directly or indirectly owned or controlled by a Person that is, described or designated in: (1) the most current “Specially Designated Nationals and Blocked Persons” list (which as at the date hereof can be found at: https://sanctionslist.ofac.treas.gov/Home/SdnList); or (2) a Person listed in the Foreign Sanctions Evaders List (which as at the date hereof can be found at: https://www.treasury.gov/ofac/downloads/fse/fselist.pdf); or (3) the most current “Consolidated list of persons, groups and entities subject to EU financial sanctions” (which as at the date hereof can be found at: https://data.europa.eu/data/datasets/consolidated-list-of-persons-groups-and-entities-subject-to-eu-financial-sanctions?locale=en); or (4) the most current consolidated list of United Kingdom financial sanctions targets (which as at the date hereof can be found at: https://www.gov.uk/government/collections/uk-sanctions-regimes-under-the-sanctions-act?utm_content=&utm_medium=email&utm_name=&utm_source=govdelivery); or

(d)	that is otherwise the subject of any sanctions administered or enforced by any Sanctions Authority, other than solely by virtue of their inclusion in: (1) the most current “Sectoral Sanctions Identifications” list (which as at the date hereof can be found at: https://www.treasury.gov/ofac/downloads/ssi/ssilist.pdf) (the “SSI List”); (2) Annexes III, IV, V and VI of Council Regulation No. 833/2014, as amended by Council Regulation No. 960/2014 (the “EU Annexes”); or (3) Schedule 2 of the UK Sanctions (Russia) (EU Exit) Regulations 2019 (which as at the date hereof can be found at: https://www.legislation.gov.uk/uksi/2019/855/contents); or (4) any other list maintained by a Sanctions Authority, with similar effect to the SSI List or the EU Annexes.

Paragraph (vi) above shall not apply to any person if and to the extent that it is or would be unenforceable by or in respect of that person by reason of breach and/or violation of, or conflict with, any provision of: (x) Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Regulation”) (or any law or regulation implementing the EU Blocking Regulation in any member state of the European Union); (y) the EU Blocking Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (z) the German Foreign Trade Regulation (Außenwirtschaftsverordnung – AWV).

If a Holder is unable to give these representations, warranties and undertakings, such Holder should contact the Information and Tender Agent or the Dealer Managers. A Tender Instruction may not be accepted from any person who is unable to give the foregoing representations, warranties and undertakings.

Withdrawal of Tender Instructions

Withdrawals of tenders of Notes can be accomplished only in accordance with the following procedures.

Except as set out below and as required by applicable law, Notes tendered may only be withdrawn, in writing, prior to the Withdrawal Time. Notes tendered after the Withdrawal Time may not be withdrawn except as required by applicable law. In the event of the termination of the Tender Offer, all Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders.

Electronic Instruction Notices may be revoked by Euroclear/Clearstream Holders prior to the Withdrawal Time by submitting an Electronic Withdrawal Instruction to Euroclear or Clearstream, as applicable. To be valid, such Electronic Withdrawal Instruction must specify the Notes to which the original Electronic Instruction Notice related, the securities account to which such Notes are credited and any other information required by the relevant Clearing System.

The receipt of an Electronic Instruction Notice or Electronic Withdrawal Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream, as applicable. For the avoidance of doubt, such acknowledgement does not constitute a confirmation by or on behalf of the Company that a purchase agreement is concluded, or revocation is effected. None of the Company, the Dealer Managers, the Information and Tender Agent, Euroclear or Clearstream shall accept any responsibility for failure of delivery of any such notice or instruction.

All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, which determination shall be final and binding. None of the Company, the Information and Tender Agent, the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Transfer Restrictions

Holders with accounts at Euroclear or Clearstream must ensure that the Clearing System in which their Notes are held has received the irrevocable instruction to block the securities accounts to which such Notes are credited as described herein with effect from the day on which the Electronic Instruction Notice is delivered to Euroclear or Clearstream (as applicable) (the “Delivery Date”) and until the date of any termination of the Tender Offer. Each Holder submitting an Electronic Instruction Notice must ensure that Euroclear or Clearstream (as applicable) is authorised to take the above-described action so that no transfers may be effected in relation to such Notes after the Delivery Date. Transfer restrictions must be in accordance with the procedures and deadlines of the relevant Clearing System.

Offer Conditions

Notwithstanding any other provision of the Tender Offer and in addition to (and not in limitation of) the Company’s rights to terminate, extend and/or amend the Tender Offer in its sole discretion, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes pursuant to the Tender Offer, in each event subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Tender Offer, if any of the following (together, the “Offer Conditions”) has occurred:

(i)	there shall have been instituted, threatened or be pending any action, proceeding or investigation (whether formal or informal) (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer that, in the sole judgement of the Company, either: (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company; (b) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer; or (c) would materially impair the contemplated benefits of the Tender Offer to the Company or be material to Holders in deciding whether to accept the Tender Offer;

(ii)	an order, statute, rule, regulation, executive order, stay, decree, judgement or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgement of the Company, either: (a) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer; or (b) is, or is reasonably likely to be, material to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

(iii)	there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company and its subsidiaries that, in the sole judgement of the Company, would or might result in any of the consequences referred to in the second bullet above; or

(iv)	there has occurred: (a) any general suspension of, or limitation on prices for, trading in securities in the United States, United Kingdom, Ireland or other securities or financial markets; (b) any significant adverse change in the price of the Notes; (c) a material impairment in the trading market for debt securities; (d) a declaration of a banking moratorium or any suspension of payments with respect to banks in the United States, United Kingdom, Ireland or other major financial markets; (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgement of the Company, might affect the extension of credit by banks or other lending institutions; (f) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity; or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The Offer Conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company with respect to any or all Notes subject to the Tender Offer, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The Company reserves the right, in its sole discretion, to not accept any Tender Instructions, or to accept Tender Instructions as to some but not all Notes, for any reason. All Offer Conditions will, if any Notes are to be accepted for purchase promptly after the Expiration Deadline, be either satisfied or waived by the Company concurrently with or before the expiration of the Tender Offer. If any of the Offer Conditions are not satisfied at the Expiration Deadline, the Company may, in its sole discretion and without giving any notice, terminate the Tender Offer or extend the Tender Offer and continue to accept tenders. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right that may be asserted at any time and from time to time.

TAX CONSEQUENCES

In view of the number of different jurisdictions where tax laws may apply to a Holder, save as set out below under “– Certain U.S. Federal Income Tax Considerations”, this Tender Offer Memorandum does not discuss the tax consequences to Holders of the purchase of Notes by the Company pursuant to the Tender Offer. Each Holder is strongly recommended to obtain tax advice as to the consequences of participation in the Tender Offer. Holders are liable for their own taxes and similar or related payments imposed on them under the laws of any applicable jurisdiction (other than any withholding or deduction imposed by The Netherlands on payments made by or on behalf of the Company pursuant to the Tender Offer save for any withholding or deduction that may apply pursuant to the Withholding Tax Act 2021 (Wet bronbelasting 2021)), and have no recourse to the Company, the Dealer Managers or the Information and Tender Agent with respect to such taxes arising in connection with the amendment or purchase of Notes by the Company pursuant to the Tender Offer.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax consequences relating to the Tender Offer and is only relevant to U.S. Holders (as defined herein) that hold their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). The discussion is for general information only and does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, a particular U.S. Holder in light of a U.S. Holder’s individual circumstances, and does not address state, local, or non-U.S. tax considerations with respect to the Tender Offer, any U.S. federal tax considerations other than U.S. federal income taxation (such as estate or gift taxes), the Medicare tax on certain investment income or the alternative minimum tax. This summary also does not discuss all of the tax considerations that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax laws (including, without limitation, banks, thrifts, financial institutions, broker-dealers, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt entities, regulated investment companies, real estate investment trusts, “passive foreign investment companies,” “controlled foreign corporations,” corporations that accumulate earnings and profits to avoid U.S. federal income tax, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Notes being taken into account in an applicable financial statement, traders in securities who elect to apply a mark-to-market method of accounting, dealers in securities or currencies, U.S. Holders that hold the Notes as part of straddles, hedging, conversion or other integrated transactions for U.S. federal income tax purposes, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, U.S. Holders that hold the Notes in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad, U.S. Holders whose functional currency is not the U.S. dollar, and S corporations, partnerships and other pass-through entities (or investors in such entities)). Furthermore, this discussion does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder that sells its existing Notes pursuant to the Tender Offer and that purchases New Notes and such Holders should consult their own tax advisers regarding the U.S. federal income tax consequences to them of the sale of their existing Notes pursuant to the Tender Offer and the acquisition of the New Notes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Notes generally will depend on the status of the partner and the activities of the partnership. Holders that are entities or arrangements treated as partnerships for U.S. federal income tax purposes (or that hold their Notes through any such entities or arrangements) should consult their tax advisers concerning the U.S. federal income tax consequences relating to the Tender Offer that are applicable to them and their partners.

This summary is based on the tax laws of the United States, including the Code, applicable Treasury regulations promulgated thereunder (“U.S. Treasury Regulations”), published rulings, administrative pronouncements and court decisions, all in effect as of the date hereof and all subject to change at any time, possibly with retroactive effect, in a manner that could result in U.S. federal income tax considerations that are different from those discussed below. The Company has not obtained, nor does it intend to obtain, a ruling from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax considerations described herein and, as a result, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein or that a court would not agree with the IRS.

As used herein, the term “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes:

●	an individual that is a citizen or resident of the United States;

●	a corporation created or organised in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

●	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS OR POSSIBLE CHANGES IN TAX LAW.

Consequences to Tendering U.S. Holders

Sale of the Notes Pursuant to the Tender Offer

A sale of Notes by a U.S. Holder pursuant to the Tender Offer generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognise gain or loss on the sale of a Note pursuant to the Tender Offer equal to the difference, if any, between: (i) the amount of cash received in exchange for such Note (including the amount of any Early Tender Premium (as defined herein), if treated as additional consideration for the sale of the Note as discussed below), other than an amount attributable for U.S. federal income tax purposes to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously included in income; and (ii) the U.S. Holder’s adjusted tax basis in the Note at the time of sale. A U.S. Holder’s adjusted tax basis in a Note generally will be the amount paid for the Note: (a) increased by the amount of any market discount and any original issue discount previously included in the U.S. Holder’s income with respect to the Note; and (b) reduced (but not below zero) by the amount of any principal previously paid on the Note and the amount of any bond premium previously amortised with respect to the Note. Except to the extent described under “– Market Discount” below, gain or loss recognised by a U.S. Holder on the sale of a Note pursuant to the Tender Offer generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder for more than one year at the time of sale. Long-term capital gain of a non-corporate U.S. Holder generally is eligible for favourable tax rates. The ability of a U.S. Holder to deduct capital losses is subject to limitation.

Market Discount

In the case of a U.S. Holder that acquired a Note at a “market discount” for U.S. federal income tax purposes, any gain recognised by the U.S. Holder on the sale of the Note generally will be treated as ordinary income to the extent of the market discount on the Note that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) during the period the U.S. Holder held the Note, unless the U.S. Holder has elected to include market discount in income as it accrues for U.S. federal income tax purposes. The market discount on a Note generally is the amount by which the stated principal amount of the Note exceeds the U.S. Holder’s adjusted tax basis in the Note immediately after its acquisition (other than at original issuance), subject to a statutorily defined de minimis exception. Gains in excess of such accrued market discount will generally be capital gains, as discussed above.

Early Tender Offer Purchase Price

The U.S. federal income tax treatment of the receipt of the Early Tender Offer Purchase Price by a U.S. Holder whose Note is purchased pursuant to the Tender Offer is subject to uncertainty. The amount by which the Early Tender Offer Purchase Price exceeds the Tender Offer Purchase Price (the “Early Tender Premium”) may be treated as part of the total consideration received in exchange for the tendered Notes, in which case the Early Tender Premium would be taken into account in determining the amount of gain or loss on the exchange. Alternatively, the Early Tender Premium could be treated as a separate fee, in which case the Early Tender Premium would be treated as ordinary income to recipient U.S. Holders. If the Company is required to take a position regarding the treatment of the Early Tender Premium, it intends to treat the Early Tender Premium as additional consideration for the Notes. There can be no assurance, however, that the IRS will not successfully challenge this position. U.S. Holders are encouraged to consult their tax advisers as to the proper treatment of the Early Tender Premium for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Payments of proceeds from the sale of Notes pursuant to the Tender Offer by a U.S. paying agent or other U.S. intermediary may be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number, certification of exempt status or otherwise fails to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a credit against a Holder’s U.S. federal income tax liability, and may entitle the Holder to a refund, provided the requisite information is timely furnished to the IRS. U.S. Holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the sale of Notes.

DEALER MANAGERS AND INFORMATION AND TENDER AGENT

Dealer Managers

Each of Barclays Bank Ireland PLC and Citigroup Global Markets Europe AG has been appointed to act as Dealer Managers.

From the date of this Tender Offer Memorandum and until the Final Settlement Date, the Dealer Managers and the Company and their respective affiliates may enter into transactions relating to the Notes in their ordinary course of business. The Dealer Managers may also offer their own holdings in the Notes for sale.

The Company and the Dealer Managers have entered into a dealer manager agreement, which contains certain provisions regarding payment of fees, expense reimbursement and indemnity arrangements relating to the Tender Offer.

For the purposes of the settlement of the Tender Offer on the relevant Settlement Date, the Tender Offer Purchase Price and the Accrued Interest Amount payable in respect of the Notes accepted for purchase will be calculated by the Company. Such calculation will, absent manifest error, be conclusive and binding on the Company and the Holders.

The Dealer Managers and their affiliates may contact Holders regarding the Tender Offer, and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Tender Offer Memorandum and related materials to Holders.

The Dealer Managers and their affiliates have provided and continue to provide certain investment banking services to the Company for which they have received and will receive compensation that is customary for services of such nature. In particular, and without limiting the foregoing, the Dealers Managers (in their capacity as joint global coordinators of the issue of the New Notes) have severally agreed with the Company and the Guarantor, subject to the satisfaction of certain conditions, to subscribe and pay for a certain principal amount of the New Notes. The Company has agreed to pay to the Dealers Managers (in their capacity as joint global coordinators of the issue of the New Notes) certain management and underwriting commission in connection with the subscription and sale of the New Notes and the Company has also agreed to reimburse the Dealers Managers (in their capacity as joint global coordinators of the issue of the New Notes) for certain of their expenses in connection with the issue of the New Notes.

None of the Company, the Dealer Managers or the Information and Tender Agent or any director, officer, employee, agent or affiliate of any such person, is acting for any Holder or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and, accordingly, none of the Company, the Dealer Managers, the Information and Tender Agent or any of their respective directors, officers, employees, agents or affiliates makes any recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether Holders should tender their Notes for purchase pursuant to the Tender Offer.

Information and Tender Agent

The Company has retained Citibank, N.A., London Branch to act as information and tender agent for the Tender Offer. The Information and Tender Agent will assist Holders that request assistance in connection with the Tender Offer and will provide Holders with additional copies of available information materials relating to the Tender Offer on request. The Company has agreed to pay the Information and Tender Agent a customary fee for its services in connection with the Tender Offer and has also agreed to reimburse the Information and Tender Agent for certain expenses relating to the Tender Offer.

The Information and Tender Agent is the agent of the Company and owes no duty to any Holder.

CONTACT INFORMATION

DEALER MANAGERS

Barclays Bank Ireland PLC

One Molesworth Street

Dublin 2

Ireland D02 RF29

Telephone (in Europe): +44 20 3134 8515

Telephone (in the United States) – toll-free: +1 800 438 3242

Telephone (in the United States) – collect: +1 212 528 7581

Email: eu.lm@barclays.com

Attention: Liability Management Group

Citigroup Global Markets Europe AG

Börsenplatz 9

60313 Frankfurt am Main

Germany

Telephone (in Europe): +44 20 7986 8969

Telephone (in the United States) – toll-free: +1 800 558 3745

Telephone (in the United States) – collect: +1 212 723 6106

Email: liabilitymanagement.europe@citi.com

Attention: Liability Management Group

Requests for information in relation to the procedures for tendering Notes and participating in this Tender Offer Memorandum and the submission of Electronic Instruction Notices should be directed to the Information and Tender Agent:

INFORMATION AND TENDER AGENT

Citibank, N.A., London Branch Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom Telephone: +44 20 7508 3867 Email: citiexchanges@citi.com Attention: Exchanges Team